Exhibit 99.1

KINGOLD JEWELRY REPORTS FINANCIAL RESULTS

FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2015

Company to Hold Conference Call with Accompanying Slide Presentation on Monday, November 16, 2015, at 5:00 PM ET.

WUHAN CITY, China, November 16, 2015 - Kingold Jewelry, Inc. ("Kingold" or "the Company") (NASDAQ: KGJI), one of China's leading manufacturers and designers of high quality 24-karat gold jewelry, ornaments and investment-oriented products, today announced its unaudited financial results for the third quarter ended September 30, 2015.

2015 THIRD QUARTER FINANCIAL HIGHLIGHTS (ALL RESULTS ARE COMPARED TO PRIOR YEAR PERIOD)

•	Net sales were $263.8 million, an increase of $12.8 million, or 5.1%, compared to $251.0 million. The increase in net sales was primarily due to increased sales volume in the Company’s branded gold product production.
•	Processed a total of 13.5 metric tons of gold, compared to 14.5 metric tons, a decrease of 6.9%.
•	Gross profit increased to $15.6 million, an increase of $5.6 million, or 56.3%, compared to $10.0 million, and gross margin was 5.9% compared to 4.0% for the same period in 2014.
•	Net income increased 67.5% to $8.8 million, or $0.13 per diluted share, compared to $5.2 million, or $0.08 per diluted share.

Mr. Zhihong Jia, Chairman and CEO of the Company, commented, “We were pleased with our operating results for the third quarter of 2015, as both our gross profit and net income achieved double digit growth. Kingold faced a wide range of challenges during the first half of 2015, but we remained focused on continuing to create innovative designs in order to provide our customers with a wide variety of products from which to choose. In the third quarter, we have been able to increase our net sales by taking full advantage of our existing sales network and our online retail platform. We believe that our continuous efforts in expanding both online and offline sales channels should positively affect Kingold’s business prospects in the future.”

UPDATE ON Kingold Jewelry cultural industry Park (“Jewelry park”)

Mr. Jia stated, “The Kingold team and the construction company are making progress in the construction of our Jewelry Park, and we still anticipate construction to be completed in January 2016. We have postponed the grand opening of the Jewelry Park until the first quarter of 2016 to provide additional time for refinements to the building interior, landscaping, and finishing work. This was a large endeavor for our Company and we have been pleased with its progress. We look forward to announcing a successful grand opening in the coming months.”

Mr. Jia continued, “In August 2015, we started the pre-sale of certain real estate property in the Jewelry Park. Approximately 433,000 square feet of office space has already been pre-sold to various buyers and received approximately RMB 144 million (approximately $22.7 million) from the buyers. Kingold expects to deliver these properties to the customers in January 2016 when the Jewelry Park construction is completed. We will keep our investors apprised with our developments.”

Kingold Jewelry, Inc. November 16, 2015	Page 2

2015 THIRD QUARTER OPERATIONAL REVIEW

•	In the third quarter of 2015, the Company processed a total of 13.5 metric tons of gold, of which branded production was 7.8 metric tons, representing 58.0% of total gold processed, and customized production was 5.7 metric tons, representing 42.0% of total gold processed. In the third quarter of 2014, the Company processed a total of 14.5 metric tons, of which branded production was 6.5 metric tons, or 44.6% of the total gold processed, and customized production was 8.0 metric tons, or 55.4 % of total gold processed.

Metric Tons of Gold Processed
	Three Months Ended:
	September 30, 2015		September 30, 2014
	Volume	% of Total	Volume	% of Total
Branded*	7.8	58.0%	6.5	44.6%
Customized**	5.7	42.0%	8.0	55.4%
Total	13.5	100.0%	14.5	100.0%

	Nine Months Ended:
	September 30, 2015		September 30, 2014
	Volume	% of Total	Volume	% of Total
Branded*	20.3	50.4%	23.1	49.3%
Customized**	20.0	49.6%	23.8	50.7%
Total	40.3	100.0%	46.9	100.0%

*	Branded Production:	The Company acquires gold from the Shanghai Gold Exchange to produce branded products.
**	Customized Production:	Clients who purchase customized products supply gold to the Company for processing.

2015 THIRD QUARTER FINANCIAL REVIEW

Net Sales

Net sales for the three months ended September 30, 2015 were $263.8 million, an increase of $12.8 million, or 5.1%, from net sales of $251.0 million for the three months ended September 30, 2014. The increase in net sales was primarily due to increased sales volume in our branded production products of 1.35 metric tons.

Net sales for the nine months ended September 30, 2015 were $719.4 million, a decrease of $178.8 million, or 19.9%, from net sales of $898.2 million compared to the nine months ended September 30, 2014. The decrease was due to decreased sales volume by 6.6 metric tons.

Gross Profit

Gross profit for the three months ended September 30, 2015 was $15.6 million, an increase of $5.6 million, or 56.3%, from $10.0 million for the same period in 2014.

Gross profit for the nine months ended September 30, 2015 was $28.8 million, a decrease of $33.6 million, or 53.9%, from $62.3 million for the same period in 2014.

Gross Margin

Gross margin for the three months ended September 30, 2015 was 5.9%, compared to 4.0% for the same period in 2014.

Gross margin for the nine months ended September 30, 2015 was 4.0%, compared to 6.9% for the same period in 2014.

Kingold Jewelry, Inc. November 16, 2015	Page 3

Net Income

For the three months ended September 30, 2015, net income increased $3.5 million, or 67.5% to $8.8 million, or $0.13 per diluted share, based on 66.0 million weighted average diluted shares outstanding, compared to $5.2 million, or $0.08 per diluted share, based on 66.1 million weighted average diluted shares outstanding in the prior-year period.

Net income for the nine months ended September 30, 2014 was $15.9 million, or $0.24 per basic and diluted share, compared to $39.2 million, or $0.59 per basic and diluted share, in the same period of 2014.

Balance Sheet Highlights

(in millions except for percentages)	9/30/2015	12/31/2014
	(Unaudited)	(Audited)

Cash	$29.6	$1.3

Inventories (gold)	272.6	212.4

Working Capital (Current Assets – Current Liabilities)	167.0	183.0

Stockholders’ Equity	265.7	258.2

Book Value Per Share (in $)	$4.03	$3.92

Net cash used in operating activities was $34.0 million for the nine months ended September 30, 2015, compared with net cash provided by operating activities of $6.5 million for the same period in 2014. The change was mainly because of the decrease in net income, and the increased inventory purchase when the market price of gold was low.

Kingold’s net cash from operating activities can fluctuate significantly due to changes in inventories (principally gold). Other factors that may vary significantly include the Company’s purchases of gold and income taxes. The Company expects that the net cash it generates from operating activities will continue to fluctuate as the Company’s inventories, receivables, accounts payables, and other factors described above change with increased production and purchase of larger quantities of raw materials (principally gold).

OUTLOOK FOR 2015

Based on its existing resources and capacity (which includes the Company's recent proceeds from its previously announced financing and gold lease agreements), the Company reiterates that it expects its gold processed will be between 45 metric tons and 55 metric tons during 2015.

Conference Call Details

Kingold also announced that it will discuss its financial results in a conference call on Monday, November 16, 2015, at 5:00 PM ET.

The dial-in numbers are:

Live Participant Dial In (North America):	877-407-9038
Live Participant Dial In (China):	4001-202-840
Live Participant Dial In (Other Countries):	201-493-6742

Kingold Jewelry, Inc. November 16, 2015	Page 4

The conference call will also be webcast live. To listen to the call, please go to the Investor Relations section of Kingold's website at www.kingoldjewelry.com, or click on the following link:  http://kingoldjewelry.equisolvewebcast.com/q3-2015. The Company will also have an accompanying slide presentation available in PDF format on its homepage prior to the conference call.

About Kingold Jewelry, Inc.

Kingold Jewelry, Inc. (NASDAQ: KGJI), centrally located in Wuhan City, one of China's largest cities, was founded in 2002 and today is one of China's leading designers and manufacturers of 24-karat gold jewelry, ornaments, and investment-oriented products. The Company sells both directly to retailers as well as through major distributors across China. Kingold has received numerous industry awards and has been a member of the Shanghai Gold Exchange since 2003. For more information, please visit www.kingoldjewelry.com.

Business Risks and Forward-Looking Statements

This press release contains forward-looking statements that are subject to the safe harbors created under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by words such as “expects,” “believe,” “project,” “anticipate,” or similar expressions. The forward-looking statements in this release include, but are not limited to, statements regarding Kingold’s outlook with respect to its 2015 gold processing, expectations with respect to expansion into a higher margin, direct retail business through the online retail store, expectations with respect to completion of construction of the Jewelry Park and planned grand opening, as well as its ability to engage in presales and finance the remaining construction, and its expectations with respect to a long-term partnership with Fosun. Readers are cautioned that actual results could differ materially from those expressed in any forward-looking statements. Forward-looking statements are subject to a number of risks, including those contained in Kingold's SEC filings available at www.sec.gov, including Kingold's most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. Kingold undertakes no obligation to update or revise any forward-looking statements for any reason.

Company Contact
Kingold Jewelry, Inc.
Bin Liu, CFO
Phone: +1-847-660-3498 (US) / +86-27-6569-4977 (China)
bl@kingoldjewelry.com

INVESTOR RELATIONS
The Equity Group Inc.
Katherine Yao, Senior Associate
Phone:+86 10-6587-6435
kyao@equityny.com

Kingold Jewelry, Inc. November 16, 2015	Page 5

KINGOLD JEWELRY, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(IN U.S. DOLLARS)

(UNAUDITED)

	For the three months ended September 30,		For the nine months ended September 30,
	2015	2014	2015	2014

NET SALES	$263,762,713	$251,006,254	$719,378,985	$898,225,518

COST OF SALES
Cost of sales	(247,894,654)	(240,742,984)	(689,700,092)	(834,987,086)
Depreciation	(304,849)	(307,790)	(924,958)	(922,756)
Total cost of sales	(248,199,503)	(241,050,774)	(690,625,050)	(835,909,842)

GROSS PROFIT	15,563,210	9,955,481	28,753,935	62,315,676

OPERATING EXPENSES
Selling, general and administrative expenses	3,247,362	1,699,795	7,130,925	5,318,285
Stock compensation expenses	102,344	612,995	417,471	1,838,985
Depreciation and amortization	27,810	33,296	84,407	101,490
Total operating expenses	3,377,516	2,346,086	7,632,803	7,258,760

INCOME FROM OPERATIONS	12,185,694	7,609,395	21,121,132	55,056,916

OTHER INCOME (EXPENSES)
Other Income	3,209	-	9,739	-
Interest Income	(575)	-	150,497	-
Interest expense	(273,953)	(577,858)	(656,106)	(1,539,249)
Total other expenses, net	(271,319)	(577,858)	(495,869)	(1,539,249)

INCOME FROM OPERATIONS BEFORE TAXES	11,914,375	7,031,537	20,625,263	53,517,667

INCOME TAX PROVISION (BENEFIT)
Current	71,176	3,373,114	3,357,451	15,577,085
Deferred	3,078,209	(1,575,575)	1,348,181	(1,301,027)
Total income tax provision (benefit)	3,149,385	1,797,539	4,705,632	14,276,058

NET INCOME	$8,764,990	$5,233,998	$15,919,631	$39,241,609
Add: net loss attribute to the noncontrolling interest	448	-	636	-

NET INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	8,765,438	5,233,998	15,920,267	39,241,609

OTHER COMPREHENSIVE INCOME (LOSS)
Total foreign currency translation gains (loss)	(10,487,596)	72,284	(8,899,780)	(1,594,156)
Add: foreign currency translation loss attributable to noncontrolling interest	2,821	-	2,739	-
Foreign currency translation gains (loss) attributable to common stockholders	(10,484,775)	72,284	(8,897,041)	(1,594,156)

COMPREHENSIVE INCOME(LOSS)	$(1,719,337)	$5,306,282	$7,023,226	$37,647,453

Earnings per share
Basic	$0.13	$0.08	$0.24	$0.60
Diluted	$0.13	$0.08	$0.24	$0.59
Weighted average number of shares
Basic	65,963,502	65,953,462	65,963,502	65,905,667
Diluted	65,963,502	66,137,568	65,963,502	66,285,370

Kingold Jewelry, Inc. November 16, 2015	Page 6

KINGOLD JEWELRY, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

(UNAUDITED)

	September 30,	December 31,
	2015	2014

ASSETS

CURRENT ASSETS
Cash	$29,614,182	$1,331,658
Restricted cash	28,126,941	14,793,632
Accounts receivable	188,971	503,406
Inventories, net	272,605,177	212,396,363
Other current assets and prepaid expenses	265,949	57,971
Value added tax recoverable	12,495,126	4,501,426
Total current assets	343,296,346	233,584,456

PROPERTY AND EQUIPMENT, NET	8,171,001	9,390,258

OTHER ASSETS
Deposit on land use right-Jewelry Park	9,498,536	9,819,687
Construction in progross-Jewelry Park	81,721,286	58,310,818
Other assets	151,941	157,078
Land use right	467,012	492,027
Total other assets	91,838,775	68,779,610
TOTAL ASSETS	$443,306,122	$311,754,324

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Short term loans	$53,511,285	$16,270,745
Long term loans - current maturities	31,453,618	28,844,777
Debts payable, net	62,797,066	-
Deposit payables-Jewelry Park	22,663,603	-
Other payables and accrued expenses	5,273,180	2,970,770
Income tax payable	87,218	978,713
Other taxes payable	465,345	777,537
Total current liabilities	176,251,315	49,842,542

Deferred income tax liability-Non-Current	1,307,187	-
Long term loans	-	3,672,308
TOTAL LIABILITIES	177,558,502	53,514,850

COMMITMENTS	-	-

EQUITY
Preferred stock, $0.001 par value, 500,000 shares authorized, none issued or outstanding as of September 30, 2015 and December 31, 2014	-	-
Common stock $0.001 par value, 100,000,000 shares authorized, 65,963,502 shares issued and outstanding as of September 30, 2015 and December 31, 2014	65,963	65,963
Additional paid-in capital	79,877,646	79,460,175
Retained earnings
Unappropriated	178,922,343	163,002,075
Appropriated	967,543	967,543
Accumulated other comprehensive income	5,846,677	14,743,718
Total stockholders' equity	265,680,172	258,239,474

Noncontrolling interest	67,448	-
Total Equity	265,747,620	258,239,473
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$443,306,122	$311,754,324

Kingold Jewelry, Inc. November 16, 2015	Page 7

KINGOLD JEWELRY, INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(IN U.S. DOLLARS)

(UNAUDITED)

	For the nine months ended September 30,
	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$15,919,631	$39,241,609
Adjustments to reconcile net income to cash (used in) provided by operating activities:
Depreciation and amortization	1,009,365	1,024,246
Amortization of deferred financing costs	162,322	-
Share based compensation for services	417,471	1,838,985
Inventory valuation allowance	-	6,301,209
Deferred tax provision (benefit)	1,348,181	(1,301,027)
Changes in operating assets and liabilities
(Increase) decrease in:
Accounts receivable	307,315	515,603
Inventories	(69,261,230)	(48,770,478)
Other current assets and prepaid expenses	(134,535)	8,136,861
Value added tax recoverable	(9,744,403)	365,586
Increase (decrease) in:
Other payables and accrued expenses	2,438,517	(826,274)
Deposit payables	23,374,347	-
Income tax payable	(886,440)	134,356
Other taxes payable	1,052,294	(146,645)
Net cash (used in) provided by operating activities	(33,997,165)	6,514,031

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(59,406)	(173,164)
Cash deposit for land use right-Jewelry Park	-	(14,694,597)
Cash payment in construction in progress-Jewelry Park	(26,111,485)	-
Net cash used in investing activities	(26,170,891)	(14,867,761)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from minority interest for capital registration	73,045	-
Proceeds from bank loans-short term	55,189,430	23,991,542
Repayments of bank loans-short term	(16,232,185)	(57,010,410)
Proceeds from long term loan	-	3,671,113
Restricted cash	(14,250,445)	(4,132,361)
Proceeds from related party loan	-	64,990,983
Repayments of related party loan	-	(12,998,197)
Cash dividend paid	-	(5,276,277)
Deferred financing costs	(649,287)	-
Net proceeds from debt financing instruments private placement	64,928,741	-
Net cash provided by financing activities	89,059,299	13,236,393

EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	(608,719)	(612,792)

NET INCREASE IN CASH AND CASH EQUIVALENTS	28,282,524	4,269,871

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,331,658	2,284,930

CASH AND CASH EQUIVALENTS, END OF PERIOD	$29,614,182	$6,554,801

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid for interest expense	$3,751,584	$10,192,638
Cash paid for income tax	$4,243,891	$15,442,729